RATIO OF EARNINGS TO FIXED CHARGES
Exhibit 12.1

EnerSys
Computation of Ratio of Earnings to Fixed Charges

The following table sets forth the ratio of earnings to fixed charges of the Company for the three fiscal months ended July 1, 2007 and the fiscal years ended March 31, 2007, 2006, 2005, 2004 and 2003. For purposes of calculating the ratio of earnings to fixed charges, earnings represent income before income taxes plus fixed charges. Fixed charges consist of total interest expense and a one-third portion of rental expenses that management believes is representative of interest.

	Three fiscal months ended	Fiscal year ended March 31,
	July 1, 2007 (1)	2007 (2)	2006 (3)	2005 (4)	2004 (5)	2003
		(dollars in thousands)
Earnings:
Income before provision for income taxes	$10,746	$63,102	$44,803	$49,742	$7,793	$35,207
Plus: fixed charges	9,934	38,638	33,835	31,253	27,450	28,244

Total	20,680	101,740	78,638	80,995	35,243	63,451

Fixed charges:
Interest expense	$7,678	$29,613	$25,582	$23,808	$20,648	$21,717
Estimate of the interest within rental expense	2,256	9,025	8,253	7,445	6,802	6,527

Total	9,934	38,638	33,835	31,253	27,450	28,244

Ratio of earnings to fixed charges	2.08	2.63	2.32	2.59	1.28	2.25

As explained in notes to the Consolidated Financial Statements included in the Company’s Reports on Forms 10-K and 10-Q, net income in the above periods included the following pre-tax expenses and income:

(1)
The quarter ended July 1, 2007 included a pretax charge of $9,857 to facilitate the integration of the recent Energia acquisition into the Company’s worldwide operations. The charge is comprised of $4,949 as a restructuring accrual, primarily in Europe, for staff reductions, and $4,908 for a non-cash impairment charge for machinery and equipment.

(2)	In fiscal 2007, the Company settled litigation matters that resulted in litigation settlement income, net of related legal fees and expenses, of $3,753 pretax.
(3)
Pretax restructuring charges recorded in fiscal 2006 were $8,553 which included $6,217 incurred to cover estimated costs in Europe of staff reductions, exiting of a product line, and closing several ancillary locations, $1,063 incurred to cover estimated restructuring programs in Europe related to the newly acquired GAZ facility in Zwickau, Germany, and $1,273 of non-cash write-off of machinery and equipment based on impairment testing.

(4)
The fiscal 2005 operating results include a pretax charge of $3,622 for the write-off of deferred financing costs, and a pretax charge of $2,400 for a loan prepayment penalty, both of which were incurred as a result of our initial public offering.

(5)
The fiscal 2004 operating results include a pretax charge of $30,974 that was incurred primarily as a result of a Settlement Agreement, and pretax charges of $21,147 for uncompleted acquisitions (primarily legal and other professional fees), plant closing costs related to the final settlement of labor matters relating to a North American plant closed in fiscal 2002 and a special bonus paid, including related payroll costs, in connection with the March 17, 2004 recapitalization transaction.